UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             PHONE1GLOBALWIDE, INC.
                             ----------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    719208100
                                 --------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 22, 2004
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 719208100                                            Page 2 of 6 Pages


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

                  GEOSOR CORPORATION

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [x]

3     SEC Use Only

4     Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6     Citizenship or Place of Organization

                  New York

         Number of        7      Sole Voting Power
           Shares                     12,500,000
        Beneficially
          Owned By        8      Shared Voting Power
            Each                      0
         Reporting
           Person         9      Sole Dispositive Power
            With                      12,500,000

                         10      Shared Dispositive Power
                                      0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                 12,500,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                 [ ]

13    Percent of Class Represented By Amount in Row (11)

                                 7.95%

14    Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D

CUSIP No. 719208100                                            Page 3 of 6 Pages


1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [x]

3     SEC Use Only

4     Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6     Citizenship or Place of Organization

                  UNITED STATES

         Number of        7      Sole Voting Power
           Shares                     12,500,000
        Beneficially
          Owned By        8      Shared Voting Power
            Each                      0
         Reporting
           Person         9      Sole Dispositive Power
            With                      12,500,000

                         10      Shared Dispositive Power
                                      0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                 12,500,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                 [ ]

13    Percent of Class Represented By Amount in Row (11)

                                 7.95%

14    Type of Reporting Person (See Instructions)

                  IA

                                                               Page 4 of 6 Pages


               This Amendment No. 2 to Schedule 13D relates to shares of common stock, $.001 par value per share (the "Shares"), of Phone1Globalwide Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D dated May 12, 2003 and all amendments thereto (the "Initial Statement") filed by the Reporting Persons (as defined therein). This Amendment No. 2 is being filed by the Reporting Persons to report that Geosor (as defined herein) has entered into the Omnibus Agreement (as defined herein) that, among other things, extends the maturity date of the CD (as defined herein), as more fully set forth in Item 6 herein.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Geosor Corporation, ("Geosor"); and

               ii) Mr. George Soros ("Mr. Soros").

               This Statement relates to the Shares that Geosor has the right to acquire within 60 days.

Item 5.        Interest in Securities of the Issuer.

               According to information filed by the Issuer with the Securities and Exchange Commission on its most recent Form 10-QSB for the quarterly period ended September 30, 2004, the number of Shares outstanding was 144,778,423 as of November 12, 2004 (the "Outstanding Shares").

               (a) Each of Geosor and Mr. Soros may be deemed the beneficial owner of 12,500,000 Shares that Geosor has an option to acquire pursuant to the Letter Agreement (as defined in the Initial Statement), representing approximately 7.95% of the Outstanding Shares.

               (b) Each of Geosor and Mr. Soros may be deemed to have sole power to direct the voting and disposition of the 12,500,000 Shares that may be deemed to be beneficially owned by Geosor (assuming that Geosor exercises its option to acquire Shares pursuant to the Letter Agreement).

               (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since September 24, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

               On November 22, 2004, Geosor entered into an omnibus amendment (the "2004 Omnibus Amendment") on substantially the same terms as those contained in the Omnibus Amendment entered into as of November 27, 2003 (the "2003 Omnibus Amendment," a copy of which was attached as Exhibit D to Amendment No. 1 to the Initial Statement on Schedule 13D, and is incorporated by reference herein in response to this Item 6) with Premium Quality Fund, a Cayman Islands corporation

                                                               Page 5 of 6 Pages


("Premium"), and GNB Sudameris Bank S.A. (formerly known as GNB Bank (Panama) S.A.), a Panamanian bank (the "Bank"). Pursuant to the 2004 Omnibus Amendment, Geosor, Premium, and the Bank agreed (i) to extend the maturity date of the certificate of deposit (the "CD") in the principal amount of $5,000,000 registered in the name of Geosor from November 22, 2004 to November 22, 2005, and (ii) that Premium or the Bank will pay Geosor all accrued interest and fees due in respect of the CD as of November 22, 2004. Until the maturity date of the CD, Geosor has the right to redeem the CD, provided that Geosor uses the principal amount of the CD to acquire securities of the Issuer from Premium.

                                                               Page 6 of 6 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     November 24, 2004                  GEOSOR CORPORATION


                                             By:
                                                  ------------------------------
                                                  John F. Brown
                                                  Attorney-in-Fact



Date:     November 24, 2004                  GEORGE SOROS


                                             By:
                                                  ------------------------------
                                                  John F. Brown
                                                  Attorney-in-Fact